Mail Stop 6010

August 15, 2007

Mr. Darrell R. Wells
President and Chief Executive Officer
Citizens Financial Corporation
The Marketplace, Suite 300
12910 Shelbyville Road
Louisville, Kentucky 40243

> **Re: Citizens Financial Corporation**
> **Proxy Statement on Schedule 14A, Schedule 13E-3**
> **and all included and incorporated documents**
> **File No. 0-20148**
> **Filed July 19, 2007**

Dear Mr. Wells:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3

Cautionary Notice Regarding Forward-Looking Statements, page 2

1. We note your disclaimer of any obligation to update forward-looking statements. This broad disclaimer is inconsistent with your obligations under Rule 13e-3(d)(2). Under those provisions, you have an affirmative obligation to revise the disclosure whenever it changes materially. Please delete or modify.

Schedule 14A

General

2. On a supplemental basis, please confirm that your proxy statement will be provided to your shareholders at least 20 business days prior to the meeting date. See Note D.3. of Schedule 14A.

Summary Term Sheet, page 1

3. Please quantity the administrative expenses savings you refer to on page 1.

4. Please expand the bullet "Going private" to also discuss the fact that your stock will no longer be listed on the Nasdaq Capital Market and will therefore have less liquidity.

5. In the bullet "Expected effect of the reverse stock split on selected per share financial performance" please briefly describe how the "per share metrics" will change.

6. In the bullet "Fairness of the transaction" please disclose the closing bid price and the date of that price.

7. In a separate section of the Summary Term Sheet, outline the conflicts of interest posed by this transaction for executive officers and directors who will remain as shareholders of the privately held company if the reverse stock split is approved.

Special Factors, page 6

Background of the Reverse Stock Split, page 6

8. Please disclose the date you engaged Burke to be your financial advisor for this transaction and describe any meetings that occurred with Burke before that date.

9. For each meeting discussed, all the parties attending each meeting should be identified, including legal advisors and/or financial advisors, and all items discussed should be briefly summarized. Please also include the name of the firm acting as legal and/or financial advisor.

10. Please briefly summarize the analysis presented to the Board of Directors at the June 14, 2007 meeting and file a copy of the analysis as an exhibit to the Schedule 13E-3.

11. Your discussion of the advantages and disadvantages of maintaining registration is fragmented. Please revise your disclosure to summarize the advantages and disadvantages of maintaining registration in one section of the proxy statement.

12. Please expand your disclosure to describe the "information to consider regarding the fair value of fractional shares should a reverse stock split be pursued" and the "information to consider regarding steps that could be taken to provide procedural fairness should a reverse stock split be pursued" discussed by the Board of Directors at the June 14, 2007 meeting.

13. On June 14, 2007, the Board of Directors requested that management develop additional information regarding a potential reverse stock split. Please describe the type of information management was instructed to develop, describe the meeting at which the information was presented and explain how it was used.

14. Please revise your disclosure to describe the discussions on June 18, 2007 between Messrs. Wells, Cornett and Schweitzer and counsel. What conclusions were reached at these discussions?

15. You should describe in greater detail the nature and substance of the deliberations and discussions conducted at the June 29, 2007 special meeting of the Board of Directors. Please summarize the discussions regarding the valuation prepared by Burke, describe the discussion of decisions points needed and describe the discussion regarding the steps needed to accomplish the transaction. The disclosure should provide stockholders with an understanding of how, when and why the terms of the proposed transaction evolved during the course of these discussions.

16. Each presentation, discussion or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. To the extent you have not already done so, please revise to summarize all the presentations made by Burke or your counsel and also file all relevant written materials, spreadsheets, talking papers, board books, drafts, summaries or outlines, as exhibits pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A.

Purpose of the Reverse Stock Split, page 6

17. We note your statement that the "expense of administering accounts of small record shareholders is disproportionate to their ownership interest in the Company." Please expand your disclosure to quantify this expense and illustrate how it is disproportionate.

Reasons for the Reverse Stock Split, page 7

18. Please quantify how the expenses associated with maintaining registration have increased significantly over the past few years.

Alternatives Considered, page 9

19. You discuss the disadvantages to making a tender offer. Were there any advantages considered by the Board of Directors? If so, please briefly discuss.

Effects of the Reverse Stock Split, page 9

20. Please explain and qualify your contention that shareholders holding fewer than 250 shares can purchase shares to reach the 250 threshold. Specifically, it appears that many of the shareholders currently holding 250 or more shares are at an advantage vis a vis those with fewer shares who would like to reach the 250 threshold. For example, there will be no reason for a shareholder holding 250 or more shares to sell shares to a smaller shareholder for less than $7.25 per share because he will be able to receive that price from the company. If smaller shareholders might have to pay a premium for the shares to reach the 250 threshold, you should disclose this fact explicitly. Specifically, you should disclose the possibility that the $7.25 price you are offering could have the affect of driving share prices higher, such that those investors who seek to purchase additional securities to reach the 250 threshold may be forced to pay a significant premium to reach that threshold. Please revise your disclosure in all places where you refer to investors' ability to purchase to reflect this possibility.

21. Finally, with respect to the ability of smaller shareholders to purchase stock to reach the 250 share threshold, how can the company guarantee that the consummation of the transactions will result in fewer than 300 holders so that the company may go private? If you are assuming that few small shareholders will seek to purchase additional shares, then you should include this qualification when you indicate that you will have fewer than 300 holders.

22. Please tell us the basis for your belief that one or more broker dealers will take actions necessary for the New Common Stock to be quoted in the Pink Sheets.

Fairness of the Transaction, page 11

23. Please note that each filing person must conduct an Item 1014(b) analysis or expressly adopt the conclusion and analyses of the party that performed such analysis in order to fulfill its disclosure obligation. To the extent the Board is relying on the analyses of Burke to satisfy any of their Item 1014 obligations, it must specifically adopt such analyses.   See Instruction 2 to Item 1014 of Regulation M-A and Question and Answer No. 20 of Exchange Act Release No. 34-17719.

24. Please quantify the estimated interest expense in connection with financing the reverse stock split.

25. In your discussion of the factors listed in Instruction 2 to Item 1014 of Regulation M-A,

you explain why certain factors were deemed not material or not relevant. For those factors that you did deem material and relevant, please expand your discussion to discuss the relative weight you gave to those factors and how they impacted your determination. Please also discuss any disadvantages of those material and relevant factors.

26. In your discussion of recent and historical trades on page 11, please disclose the prices used by you in your analysis. For example, disclose the "recent Nasdaq quotations," the "52-week high price," and the "closing bid price." Please also disclose the relevant dates of the prices.

27. Please disclose the basis for the conclusion that the independent members of the Board of Directors made that they had sufficient independence within the framework of the entire Board of Directors so as to make an independent committee unnecessary.

28. Expand your discussion of procedural fairness to explain in greater detail why the Board believes the transaction is fair in the absence of the procedural safeguards listed in Item 1014. It is insufficient to say, for example, that the transaction was not structured to require the approval of at least a majority of the unaffiliated shareholders because only a small portion of unaffiliated shareholders respond to proxy solicitations.

Determination of Fairness by Other Filing Persons, page 14

29. You state in this section that Darrell R. Wells, Margaret A. Wells and the company "may be deemed to be 'filing persons'" for purposes of this transaction. You have listed Darrell R. Wells, Margaret A. Wells and the company as filings persons to the Schedule 13E-3. Please revise your disclosure to state that they "are deemed" filing persons for purposes of this transaction.

30. Disclose the percentage of outstanding shares that Darnell Wells and Margaret Wells will own after the reverse stock split.

Opinion and Report of Financial Advisor, page 15

General

31. Did Burke consider the book value, liquidation vale or going concern value? If it did not, please explain its basis for not considering these values.

32. Please disclose whether there have been any material events that would affect the opinion since the date of the opinion.

33. Please revise to eliminate the statements on page 15 that "because Burke was engaged to provide its written opinion solely for the benefit of the Board of Directors in connection with the Reverse Stock Split, its opinion may not be relied upon by any other person or

entity or for any other purpose." Please also eliminate any similar limitations that appear in all other places in the proxy statement where such limitations appear.

Alternatively, please disclose the basis for your belief that shareholders cannot rely upon the opinion to support any claims against Burke arising under applicable state law. Please also describe any applicable state law authority regarding the availability of such a potential defense. In the absence of applicable state law authority, please disclose that a court of competent jurisdiction will resolve the availability of such a defense. Please also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the boards of directors under applicable state law. Further disclose that the availability of such a state law defense to Burke would have no effect on the rights and responsibilities of Burke or the boards of directors under the federal securities laws.

34. We note your statement that, "The full text of Burke's opinion, which sets forth many of the assumptions made, matters considered, and limits on the review undertaken, is attached as Appendix C to this Proxy Statement." We also note your statement that, "The description of Burke's opinion set forth herein is qualified in its entirety by reference to Appendix C and the text of the written opinion." Please note that you are required to describe all material information regarding the opinion in the proxy statement. To the extent that any "assumptions made, matters considered, and limits on the review undertaken" should be disclosed to provide an understanding of all material aspects of the opinion, you should revise your disclosure accordingly. Please confirm to us that you have done so or revise your disclosure accordingly.

35. Please describe the "numerous assumptions" Burke made with respect to industry performance, general business and economic conditions, and other matters as you state on page 17.

36. We note your statement on page 17 that the discussion is a summary of the analyses and examinations Burke considered to be material. If Burke performed any analyses or examinations that did not support the fairness determination, please revise to describe these analyses and examinations and explain why Burke determined that they were not material.

37. Please provide summaries of the following items reviewed and analyzed by Burke prior to rendering its opinion to the extent that such items were material to its determination: explanations of any significant non-recurring charges over the last three years, an internal Company financial projection for the year 2007 and any other non-public business, financial, and other information provided by management, the capital structure of the company and the level of concentration of ownership in the company's voting stock, transactions in the stock of the company over the last twelve months, economic and demographic information for the primary markets in which the company operates, trading

statistics involving comparable life insurance companies, and recent going private transactions and associated premiums.

U.S. Comparable Public Companies Analysis, page 16

38. Please describe the "similar business philosophies and financial snapshots" used to select the comparable public companies.

39. Were the companies identified on page 16 the only companies that met the criteria? If there were other companies that met the criteria but were excluded from the analysis, please disclose this information and explain why they were excluded from the analysis.

40. Please expand your disclosure to describe how each of the four multiples used is calculated.

41. Please further explain why Burke concluded that the price/book value and the price/tangible book value multiples are the relevant trading metrics that drive valuation. Your explanation that it is due to the company's current earnings profile and profitability outlook is insufficient. Please explain what about the earnings profile and profitability outlook make these multiples relevant and why the multiples are relevant to these aspects of the company.

42. Additionally, we refer you to your disclosure on page 13 and your statement that, due to the Company's "erratic history of earnings, the Board of Directors viewed a comparison of industry price-earnings multiples as inappropriate." In light of this statement, please expand your disclosure in this section to explain in greater detail why you believe the Comparable Companies Analysis can demonstrate that the offered consideration is fair.

43. For the price/book value and the price/tangible book value multiples, please summarize the underlying data and multiples calculated for each comparable company, preferably in tabular format.

44. Please explain how Burke, applying a 50% weighting to both relevant trading metrics, calculated the implied public equity valuation of $6.69 per share. What were the relevant trading metrics for the company?

Premiums Paid for Similar Going Private Transactions, page 16

45. Please expand your disclosure to describe the criteria used to select the recent going-private transactions of publicly traded financial institutions deemed comparable. Please also discuss if the companies identified on page 16 were the only companies that met the criteria, and if there were other companies that met the criteria but were excluded from the analysis, please disclose this information and explain why they were excluded from the analysis.

46. Please disclose the premiums paid in these other transactions and describe how Burke was able to estimate a range of comparable premiums to compute the redemption price for the proposed transaction and how Burke calculated that the selected companies had paid their unaffiliated shareholders a market premium that averaged 5% to 10%. Indicate which comparable transactions were cash-out mergers and which were reverse stock split transactions.

Federal Income Tax Consequences, page 17

47. You are required to disclose a description of all of the "material" federal tax consequences of the transaction, rather than "certain" federal tax consequences. Revise the paragraph at the end of page 18 where you refer to "certain federal income tax consequences" to clarify that this section addresses the "material" federal income tax consequences of this transaction. See Item 1004(a)(xii) of Regulation M-A.

48. Please disclose the current tax rate of short-term capital gains.

49. We note your statement that whether the cash received will have the "effect of the distribution of a dividend" is beyond the scope of this discussion. While you may be unable to provide a complete description of the issue, please provide a brief discussion of the circumstances in which this may occur, so that a shareholder can understand if this may apply to them.

Interests of Certain Parties in the Reverse Stock Split, page 25

50. Please disclose the cash payment you expect each director and officer to receive as a result of the reverse stock split based on their current share ownership, individually, and in the aggregate.

51. Please also discuss the fact that the reverse stock split is likely to place Mr. and Mrs. Wells' beneficial ownership at greater than two-thirds of the outstanding common stock.

52. Please disclose the amount of principal and interest that has been paid to Mr. Wells during the last two fiscal years and the most recent interim period.

53. Please also disclose the amount of total principal that will be owed to Mr. Wells after the financing of the reverse stock split and annual interest payments he will be entitled to.

Certain Related Party Transactions, page 26

54. Please disclose the fees the company paid to Commonwealth Bank and Trust Company for the fiscal year ended December 31, 2005.

55. Please disclose the fees the company paid or accrued to Mr. Wells in 2005. Please also indicate for these fees paid or accrued, the amounts that have been paid, and the amounts that remain outstanding for each of the periods disclosed -- 2005, 2006 and the first three months of 2007.

Pro Forma Financial Information, page 31

56. Please revise your pro forma information with updated interim financial information through the period ended June 30, 2007.

57. Please revise your Pro forma financial information to include the historical results, the pro forma adjustments and the pro forma results in separate columns for the periods presented. Refer to Rule 11-02, subpoint (b)(4) of Regulation S-X.

58. Pro forma adjustments reflecting efficiencies form the transaction should not be included. Please remove the effect of adjustment (1), estimated savings resulting from going private.

59. Please include explanatory notes to the pro forma financial information with a more detailed explanation of your pro forma adjustments.

Incorporation of Certain Documents by Reference, page 32

60. Please note that Schedule 13E-3 does not specifically permit "forward incorporation" of any documents filed under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act. If you make any such filings, you may be required to amend the Schedule 13E-3 to specifically incorporate them by reference. Please confirm.

61. Please revise to incorporate the following Form 8-Ks by reference:

- 8-K filed on March 30, 2007;
- 8-K filed on April 2, 2007;
- 8-K filed on April 17, 2007;
- 8-K filed on June 29, 2007; and
- 8-K filed on July 2, 2007

Please note that if a periodic report has been amended, both the initial periodic report and the amended periodic report should be incorporated by reference.

Proxy Card

62. Please revise your form of proxy to clearly identify it as preliminary.

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ibolya Ignat at (202) 551-3656 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Barros at (202) 551-3655, or Suzanne Hayes at (202) 551-3675 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Kenneth M. Achenbach, Esq.
        Powell Goldstein LLP
        One Atlantic Center
        Fourteenth Floor
        1201 West Peachtree Street, NW
        Atlanta, GA 30309-3488